HellerEhrman

January 29, 2008

Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon Luk
simon.luk@hellerehrman.com
Direct (852) 2292 2222
Direct Fax (852) 2292 2000
Main +852.2292.2000
Fax +852.2292.2200

[redacted]

08000882

19064.0001.24

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

SUPPL

SEC
Mail Processing
Section

FEB 04 2008

Washington, DC
101

Ladies and Gentlemen:

SEC FILE NO. 82-3700

Re: Truly International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Truly International Holdings Limited (the "Company"), S.E.C. File No. 82-3700, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding results for the nine months ended September 30, 2007, dated November 1, 2007; published (in the English language) in South China Morning Post, and published (in the Chinese language) in the Hong Kong Economic Times, both on November 2, 2007,

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

PROCESSED

FEB 26 2008

THOMSON
FINANCIAL

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: Truly International Holdings Limited

Corporate Notices

TRULY®

TRULY INTERNATIONAL HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0732)

RESULTS ANNOUNCEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007

UNAUDITED RESULTS

The unaudited revenue and net profit of the Company and its subsidiaries for the nine month period from 1 January 2007 to 30 September 2007 was approximately HK$4.58 billion and HK$610 million which was about 38% and 23% more than the corresponding period in 2006 (approximately HK$3.31 billion and HK$496 million) respectively. The unaudited gross profit margin (20.3%) for the period was less than the corresponding period in 2006 (22.6%) while unaudited net profit margin was decreased from 15.0% for the corresponding period in 2006 to 13.3% during the current period.

The unaudited total net assets of the Group as at 30 September 2007 was increased to HK$2.86 billion (HK$2.37 billion as at 31 December 2006) which was mainly attributable to the unaudited profit for the period. The unaudited current ratio as at 30 September 2007 was maintained at 1.3 times (1.4 times as at 31 December 2006). At 30 September 2007, the unaudited outstanding bank borrowings, net of cash and bank balances, were approximately HK$625 million (net cash position of HK$244 million as at 31 December 2006).

FINANCIAL HIGHLIGHTS
For the nine months from 1 January 2007 to 30 September 2007

	2007 Unaudited *HK$'000*	2006 Unaudited *HK$'000*	Change %
Revenue	**4,577,934**	3,311,678	+38
Gross profit	**927,335**	749,187	+24
Net profit for the period	**610,053**	496,479	+23
Basic EPS	**130.0 HK cents**	107.6 HK cents	+21

The Board of Directors (the "Board") of Truly International Holdings Limited (the "Company") and its subsidiaries (collectively the "Group") is pleased to announce the Group's third quarter unaudited consolidated results for the period from 1 January 2007 to 30 September 2007 (with comparative figures for the corresponding period in the previous year) and the unaudited condensed consolidated balance sheet at 30 September 2007 (with comparative audited figures as at 31 December 2006) as follows:

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
For the nine months ended 30 September 2007

	Unaudited For the period from 1.1.2007 to 30.9.2007 *HK$'000*	Unaudited For the period from 1.1.2006 to 30.9.2006 *HK$'000*
Revenue *(Note 2)*	**4,577,934**	3,311,678
Cost of sales	**(3,650,599)**	(2,562,491)
Gross profit *(Note 3)*	**927,335**	749,187
Other income	**13,983**	15,530
Distribution costs	**(76,047)**	(56,480)
Administrative expenses	**(126,675)**	(106,452)
Profit from operations	**738,596**	601,785
Finance costs	**(36,395)**	(20,607)
Share of results of an associate	**(148)**	(199)
Profit before taxation	**702,053**	580,979
Income tax expense	**(92,000)**	(84,500)
Net profit for the period *(Note 4)*	**610,053**	496,479
Basic earnings per share *(Note 5)*	**130.0 HK cents**	107.6 HK cents

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30 September 2007

	Unaudited 30.9.2007 *HK$'000*	Audited 31.12.2006 *HK$'000*
NON-CURRENT ASSETS		
Property, plant and equipment	2,976,341	1,403,720
Other non-current assets	128,356	552,269
	3,104,697	1,955,989
CURRENT ASSETS		
Inventories *(Note 6)*	656,815	519,078
Trade and other receivables *(Note 7)*	898,865	601,246
Bank balances and cash *(Note 8)*	525,205	1,018,228
	2,080,885	2,138,552
CURRENT LIABILITIES		
Trade and other payables	1,092,756	863,786
Tax liabilities	44,747	51,308
Bank borrowings *(Note 8)*	467,690	566,696
	1,605,193	1,481,790
NET CURRENT ASSETS *(Note 9)*	475,692	656,762
TOTAL ASSETS LESS CURRENT LIABILITIES	3,580,389	2,612,751
NON-CURRENT LIABILITIES		
Deferred tax liabilities	38,905	38,905
Bank borrowings *(Note 8)*	682,682	207,844
	721,587	246,749
	2,858,802	2,366,002
CAPITAL AND RESERVES		
Share capital *(Note 10)*	47,184	46,830
Reserves	2,811,618	2,319,172
	2,858,802	2,366,002

Notes:

1. The accounting policies and basis used in the preparations of the income statement and balance sheet, which were reviewed by the Audit Committee are the same as those used in the interim financial statements for the six months ended 30 June 2007.
2. Unaudited consolidated revenue for the nine months ended 30 September 2007 was approximately HK$4.58 billion which was about 38% more than the same period last year (2006: approximately HK$3.31 billion).
3. Gross profit margin for the period was around 20.3% (approximately 22.6% for the same period in 2006).
4. Net profit margin for the period was around 13.3% (approximately 15.0% for the same period in 2006).
5. The calculation of the basic earnings per share is based on the net profit for the period of HK$610,053,000 (2006: HK$496,479,000) and on the weighted average number of 469,286,000 ordinary shares in issue during the period (2006: 461,387,000 shares).
6. The inventory turnover was around 49 days (52 days for the year ended 31 December 2006).
7. The trade debtor turnover was around 42 days (44 days for the year ended 31 December 2006).
8. As at 30 September 2007, the outstanding bank borrowings, net of cash and bank balances were about HK$625 million (net cash position of HK$244 million as at 31 December 2006).
9. The current ratio as at 30 September 2007 was maintained at 1.3 times (1.4 times as at 31 December 2006).
10. The increase in share capital was due to a total of 3,538,000 ordinary shares issued as a result of the same number of staff options being exercised during the period.

As the unaudited balance sheet at 30 September 2007 and the unaudited results for the nine months then ended may not reflect the balance sheet at 31 December 2007 and the final results for the full year then ended respectively, investors and shareholders are advised to exercise extreme caution when dealing in the shares of the Company.

As at the date of this announcement, the Board comprises four executive directors, Mr. Lam Wai Wah, Steven, Mr. Wong Pong Chun, James, Mr. Cheung Tat Sang, James and Mr. Li Jian Hua; and three independent non-executive directors, Mr. Chung Kam Kwong, Mr. Ip Cho Ting, Spencer and Mr. Heung Kai Sing.

By Order of the Board
Lam Wai Wah, Steven
Chairman

Hong Kong, 1 November 2007

TRULY®

信利國際有限公司

(於開曼群島註冊成立之有限公司)

(股份代號：0732)

截至二零零七年九月三十日止九個月
業績公佈

未經審核業績

本公司及其附屬公司於二零零七年一月一日至二零零七年九月三十日止九個月期間之未經審核收益及純利分別約為45.8億港元及6.10億港元，較二零零六年同期（約33.1億港元及4.96億港元）分別增加約38%及23%。期內之未經審核毛利率（20.3%）較二零零六年同期（22.6%）減少，而未經審核純利率則由二零零六年同期之15.0%下降至本期間之13.3%。

於二零零七年九月三十日，本集團之未經審核資產淨值總額增加至28.6億港元（於二零零六年十二月三十一日為23.7億港元），乃主要由於期內之未經審核溢利所致。於二零零七年九月三十日之未經審核流動比率維持於1.3倍（於二零零六年十二月三十一日為1.4倍）。於二零零七年九月三十日，未經審核未償還銀行借貸減現金及銀行結餘約為6.25億港元（於二零零六年十二月三十一日為淨現金狀況2.44億港元）。

財務摘要

二零零七年一月一日至二零零七年九月三十日止九個月

	二零零七年 未經審核 *千港元*	二零零六年 未經審核 *千港元*	變動 %
收益	4,577,934	3,311,678	+38
毛利	927,335	749,187	+24
本期間純利	610,053	496,479	+23
每股基本盈利	130.0港仙	107.6港仙	+21

信利國際有限公司（「本公司」）及其附屬公司（統稱「本集團」）之董事會（「董事會」）欣然宣佈本集團於二零零七年一月一日至二零零七年九月三十日止期間之第三季未經審核綜合業績（連同去年同期之比較數字）以及於二零零七年九月三十日之未經審核簡明綜合資產負債表（連同於二零零六年十二月三十一日之經審核比較數字）如下：

未經審核簡明綜合收益表

截至二零零七年九月三十日止九個月

	未經審核 二零零七年 一月一日至 二零零七年 九月三十日 止期間 *千港元*	未經審核 二零零六年 一月一日至 二零零六年 九月三十日 止期間 *千港元*
收益 *(附註2)*	4,577,934	3,311,678
銷售成本	(3,650,599)	(2,562,491)
毛利 *(附註3)*	927,335	749,187
其他收入	13,983	15,530
分銷成本	(76,047)	(56,480)
行政費用	(126,675)	(106,452)
經營溢利	738,596	601,785
財務費用	(36,395)	(20,607)
應佔一家聯營公司業績	(148)	(199)
除稅前溢利	702,053	580,979
所得稅開支	(92,000)	(84,500)
本期間純利 *(附註4)*	610,053	496,479
每股基本盈利 *(附註5)*	130.0港仙	107.6港仙

簡明綜合資產負債表

於二零零七年九月三十日

	未經審核 二零零七年 九月三十日 *千港元*	經審核 二零零六年 十二月三十一日 *千港元*
非流動資產		
物業、廠房及設備	2,976,341	1,403,720
其他非流動資產	128,356	552,269
	3,104,697	1,955,989
流動資產		
存貨 *(附註6)*	656,815	519,078
應收賬項及其他應收款項 *(附註7)*	898,865	601,246
銀行結存及現金 *(附註8)*	525,205	1,018,228
	2,080,885	2,138,552

流動負債		
應付賬項及其他應付款項	1,092,756	863,786
稅項負債	44,747	51,308
銀行借貸 *(附註8)*	467,690	566,696
	1,605,193	1,481,790
流動資產淨額 *(附註9)*	475,692	656,762
資產總額減流動負債	3,580,389	2,612,751
非流動負債		
遞延税項負債	38,905	38,905
銀行借貸 *(附註8)*	682,682	207,844
	721,587	246,749
	2,858,802	2,366,002
資本及儲備		
股本 *(附註10)*	47,184	46,830
儲備	2,811,618	2,319,172
	2,858,802	2,366,002

附註:

1. 經審核委員會審閱之收益表及資產負債表所用之會計政策及基準，與截至二零零七年六月三十日止六個月之中期財務報表所用者相同。
2. 截至二零零七年九月三十日止九個月之未經審核綜合收益約為45.8億港元，較去年同期(二零零六年:約33.1億港元)增加約38%。
3. 期內之毛利率約為20.3%(二零零六年同期約為22.6%)。
4. 期內之純利率約為13.3%(二零零六年同期約為15.0%)。
5. 每股基本盈利乃根據本期間純利610,053,000港元(二零零六年:496,479,000港元)及期內已發行普通股之加權平均數469,286,000股(二零零六年:461,387,000股)計算。
6. 存貨周轉期約為49日(截至二零零六年十二月三十一日止年度為52日)。
7. 應收賬款周轉期約為42日(截至二零零六年十二月三十一日止年度為44日)。
8. 於二零零七年九月三十日，未償還銀行借貸減現金及銀行結餘約為6.25億港元(於二零零六年十二月三十一日為淨現金狀況2.44億港元)。
9. 於二零零七年九月三十日之流動比率維持於1.3倍(於二零零六年十二月三十一日為1.4倍)。
10. 股本增加乃由於期內行使合共3,538,000份員工購股權導致發行相同數目之普通股。

由於二零零七年九月三十日之未經審核資產負債表及截至該日止九個月之未經審核業績未必能分別反映二零零七年十二月三十一日之資產負債表及截至該日止全年之末期業績，故建議投資者及股東於買賣本公司股份時務須審慎行事。

於本公佈日期，董事會包括四名執行董事林偉華先生、黃邦俊先生、張建生先生及李建華先生；以及三名獨立非執行董事鍾錦光先生、葉祖亭先生及香啟誠先生。

承董事會命
主席
林偉華

香港，二零零七年十一月一日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

SHANG HUA HOLDINGS LIMITED
上華控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：371)

主要股東可能出售本公司之股份

謹此提述本公司於二零零七年十月十七日、二零零七年九月十七日及二零零七年八月十七日發表之三項公佈(「該等公佈」)，內容有關兩名主要股東(分別為PWL及AWL)可能出售本公司之股份。於本公佈內所採用之詞彙與該等公佈內所界定者具有相同涵義。

於二零零七年十一月一日，PWL及AWL通知本公司，表示與第三方磋商出售彼等於本公司權益一事已終止，亦無就可能進行之出售事項之條款而簽立任何確實協議。

代表董事會
執行董事

香港，二零零七年十一月一日

於本公佈發表日期，董事會由三名執行董事黃旭新先生、曾梅女士及王成先生，以及三名獨立非執行董事余俊樂先生、陳為光先生及蘇國強先生組成。

董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本公佈內表達之一切意見乃經審慎周詳之考慮後方作出，及本公佈並無遺漏任何其他事實，致使本公佈所載任何內容產生誤導。

* *僅供識別*

THE COMPANIES ORDINANCE
(CHAPTER 32)

SG Leasing (Hong Kong) Limited

Notice is hereby given that:

(a) at an extraordinary general meeting of SG Leasing (Hong Kong) Limited ("the Company") held at Level 38, Three Pacific Place, 1 Queen's Road East, Hong Kong on 29 October 2007, a special resolution was duly passed authorising payment of HK$17,287,622.72 to be made out of the Company's capital (within the meaning of Section 49I of the Companies Ordinance) in respect of the purchase by the Company from Société Générale of 95,000,000 fully paid-up shares of HK$1.00 each in the capital of the Company under Section 49B of the Companies Ordinance;

(b) the amount of the permissible capital payment within the meaning of Section 49I of the Companies Ordinance is HK$17,287,622.72;

(c) the statement of redemption or purchase of shares out of capital of the directors dated 26 October 2007 and the auditors' report required by Section 49K of the Companies Ordinance dated 26 October 2007, are available for inspection at the Registered Office of the Company at Level 38, Three Pacific Place, 1 Queen's Road East, Hong Kong; and

(d) any creditor of the Company may apply to the High Court under Section 49N of the Companies Ordinance within the period of five (5) weeks immediately following 29 October 2007, being the date on which the special resolution referred to paragraph (a) above was passed, for an order prohibiting the payment out of capital.

Dated this 29th day of October, 2007

On behalf of the Board

Xavier Marie Andre Henri JACQUEMAIN
Director

END